cwt

Comarco, Inc.

ANNUAL REPORT
2002

COMARCO IS

a leading provider of products and services for the wireless industry. Comarco also designs and manufactures remote voice systems and mobile power products.

Our wireless infrastructure business designs and manufactures hardware and software tools for use by wireless carriers, equipment vendors, and others to design, deploy, and optimize wireless networks, and to verify the performance of the wireless networks once deployed. We are also a provider of engineering services that assist wireless carriers, equipment vendors, and others to deploy, optimize, and evaluate the performance of wireless networks.

Our wireless applications business designs and manufactures remote voice systems and mobile power products for notebook computers, cellular telephones, and handheld devices.

Headquarters:	Irvine, California
Offices:	Singapore, Mexico, Switzerland, Brazil
Employees:	185
Fiscal Year:	January 31
Nasdaq® Symbol:	CMRO

Financial Highlights

Years Ended January 31,	2002[1]	2001[2]	2000
(In thousands, except per share data)			
Statements of Operations Data			
Revenue	$51,007	$49,464	$39,224
Gross profit	25,334	24,646	18,430
Net income from continuing operations	4,910	4,550	3,586
Earnings per share from continuing operations[3]	$ 0.66	$ 0.61	$ 0.49
Balance Sheet Data			
Cash and cash equivalents	21,288	24,903	5,064
Total assets	65,942	66,051	44,694
Long-term debt	—	—	—
Shareholders' equity	47,587	43,495	31,754

(1) Excluding acquisition-related amortization, net income from continuing operations was $5.4 million or $0.72 per share.

(2) Excluding acquisition-related amortization and a one-time charge for severance costs, net income from continuing operations was $5.5 million or $0.74 per share. The one-time charge for severance costs, totaling $841,000 net of income tax, or $0.12 per share, was recorded during the second quarter of fiscal 2001 in conjunction with the disposition of the Company's non-wireless businesses.

(3) Per share amounts have been adjusted to reflect a 3-for-2 stock split effective October 27, 2000.


REVENUE
(in millions)
$60
50
40
30
20
10
0
$29.5
$34.0
$39.2
$49.5
$51.0
'98 '99 '00 '01 '02


NET INCOME
(in millions)
$5
4
3
2
1
0
$4.0
$4.0
$3.6
$4.6
$4.9
'98 '99 '00 '01 '02


EARNINGS PER SHARE
$0.70
0.60
0.50
0.40
0.30
0.20
0.10
0
$0.48
$0.51
$0.49
$0.61
$0.66
'98 '99 '00 '01 '02

To Our Shareholders:

This past year has been a year that will be remembered for its accomplishments and its challenges. During fiscal 2002, we extended our history of continuous profitability, dramatically grew our wireless applications business, strengthened our portfolio of wireless infrastructure products with new and advanced tools that support the wireless industry's transition to next-generation technologies, established a strong sales and support presence in Europe through our relationship with SwissQual, and continued to reduce our operating costs. We ended the year with a very strong balance sheet that includes $21 million in cash and no debt. These accomplishments were achieved during a very challenging year and are reflected in our financial performance.

Historically, 50 to 60 percent of our annual revenue is derived from customers for our wireless infrastructure products and services. These customers include national and regional wireless carriers throughout the world, as well as equipment vendors and others. During this past year, wireless carriers experienced many challenges that have resulted in a decline in both capital spending and demand for wireless infrastructure products. As a result, revenue from our wireless infrastructure segment for the second half of the year was well below our original expectations. Additionally, the spending patterns of our customers are increasingly volatile and unpredictable, which limits our ability to forecast the demand for our wireless infrastructure products and services.

Even in this difficult environment, we continue to be optimistic. Comarco is a diverse company that includes businesses that are quite profitable and have great longer-term growth prospects. Additionally, wireless carriers are in the initial stages of deploying next-generation technologies to meet the increasing demands of their subscribers for enhanced data services. We believe that over the longer-term, this technology transition will increase demand for our current and future wireless infrastructure products.

Financial Results

Against the backdrop of a very challenging year for the wireless industry, as well as a downturn in the broader economy, we are pleased with our financial performance for fiscal 2002. Overall, Comarco reported record revenue of $51.0 million, a three percent increase over fiscal 2001 revenue of $49.5 million. Our revenue growth was made possible by the dramatic increase in sales of our wireless applications products, specifically, our line of ChargeSource mobile power products. Driven by innovation and the release of new products, wireless applications revenue increased 44 percent to $21.3 million for the year. Partially offsetting this increase, revenue from our wireless infrastructure business declined 14 percent to $29.7 million. During the second half of the year, market conditions deteriorated rapidly, and like many others in the wireless industry, we experienced a significant decline in demand for our wireless infrastructure products and services.

REVENUE
WIRELESS APPLICATIONS
(in millions)



$25
20
15
10
5
0
$10.3
$20.0
$14.8
$21.3
'99
'00
'01
'02

Comarco continues to be profitable. Net income from continuing operations for fiscal 2002 increased to $4.9 million, or $0.66 per share, compared to $4.6 million, or $0.61 per share, reported for fiscal 2001. Net income from continuing operations for fiscal 2001 included a one-time charge for severance costs recorded in conjunction with the disposition of the Comarco's non-wireless businesses of $0.8 million, or $0.12 per share.

"Driven by innovation and the release of new products, wireless applications revenue increased 44 percent to $21.3 million for the year."

Our bottom-line performance in a very challenging business environment was not by accident. During fiscal 2001, we implemented an enterprise-wide cost reduction program. These cost reductions included the elimination of direct sales and marketing efforts for ChargeSource mobile power products, closing our sales and support office in London, and reorganizing the call box business, which is part of wireless applications, and achieving a significant reduction in indirect costs.



ChargeSource

Fiscal 2002 was an excellent year for our unique and patented line of ChargeSource mobile power products. We achieved wide market acceptance of our 70-watt universal AC power adapter, which went into production during the fourth quarter of fiscal 2001. We also expanded the ChargeSource portfolio of products with the newly designed universal DC power adapter. The universal DC power adapter allows traveling professionals to use all of their existing ChargeSource SmartTips on the road or in the air.



70-Watt AC and Auto/Air DC Universal Power Adapters

We also strengthened our relationship with Targus Group International ("Targus"), our distributor for these two products. During fiscal 2002, we received annual non-cancelable commitments from Targus to purchase our AC and DC products, valued at $10.0 million. We have also recently received a similar non-cancelable commitment from Targus, valued at $11.0 million, for the coming year.



20-Watt AC/DC Universal Power Adapter for handheld devices

Encouraged by the great success of our ChargeSource products, we are expanding the product portfolio with a 20-watt universal power adapter with both AC and DC inputs. This newly designed product is targeted at the users of cellular telephones, pocket PCs, handheld devices, and digital cameras and camcorders. We expect this product to be released before the end of fiscal 2003.



Remote Voice Systems

Remote voice systems, which currently include various call box products that provide emergency communications over existing wireless networks, tends to be a predictable business with annual revenue ranging from $9.0 to $10.0 million. Typically, half the revenue is from sales of new products and upgrades to existing systems, with the balance from long-term contracts to maintain and service installed call box systems. Fiscal 2002 can be considered a typical year with revenue totaling $9.3 million. However, during fiscal 2001 we reorganized our call box business and significantly reduced our indirect costs. As a result, the profitability of this business for fiscal 2002 was much improved over the prior year. We intend to continue to manage the call box business for profitability and are very pleased that we are entering fiscal 2003 with a contract valued at $2.6 million to upgrade 1,500 emergency call boxes on freeways and toll roads in Orange County, California. This upgrade will make the call box system accessible to the deaf and hearing-impaired.

"We... are very pleased that we are entering fiscal 2003 with a contract valued at $2.6 million to upgrade 1,500 emergency call boxes... in Orange County, California."


CALL
BOX



Solar-Powered
Wireless Call Box



Products & Services

The wireless industry experienced rapid growth during recent years and wireless carriers made significant capital investments to expand their networks. However, during the past year, wireless carriers have been experiencing slowing subscriber growth, intensifying price competition, reduced access to capital, and the need to manage cash flow. Coupled with a weakened economy, wireless carriers have responded to these challenges by reducing capital spending and focusing on projects that can most directly contribute to their revenue.


REVENUE
WIRELESS INFRASTRUCTURE
(in millions)
$35
30
25
20
15
10
5
0
$23.7
$19.3
$34.7
$29.7
'99
'00
'01
'02

Wireless carriers now appear focused on satisfying customer demand for enhanced data services, seamless and comprehensive coverage, improved quality of service, and faster data transmission. Many of these initiatives require capital spending for additional network capacity and next-generation technologies. With reduced availability of capital and the transition to next-generation technologies, plans, projects, and capital spending are subject to frequent change as wireless carriers reevaluate and reorder their priorities. As a result, their spending patterns are increasingly volatile and unpredictable. The recent downturn in the wireless industry has reduced overall demand for our wireless infrastructure products and services, and has made it difficult for us to forecast our wireless infrastructure operations for fiscal 2003. Our wireless infrastructure revenue for fiscal 2002 was down $5.0 million or 14 percent compared to fiscal 2001. Our performance was well below our original expectations for fiscal 2002.

While our wireless infrastructure business was impacted by many factors that were beyond our control, we continued to aggressively invest in the business to improve our competitive position. During fiscal 2002, we expanded our portfolio of products to include 2.5G and 3G tools necessary to meet the specific needs of wireless carriers as they transition existing 2G networks to next-generation technologies. We also purchased an equity stake in SwissQual, a developer of speech quality systems and software for measuring, monitoring,



Next-Generation Technologies



X-50 GPRS
Next-Generation GPRS Solutions

and optimizing the quality of mobile, fixed, and IP-based voice and data communications. This alliance has allowed us to expand our access to the European wireless carriers, as well as gain domain expertise in the evolution of GSM wireless networks to next-generation technologies.

The downturn in the wireless industry has caused us to reevaluate our strategy of providing engineering services that assist wireless carriers, equipment vendors, and others deploy, optimize, and evaluate the performance of wireless networks. We began offering engineering services, which are complementary to our wireless infrastructure products, during the fourth quarter of fiscal 2000. During the subsequent two years, we were awarded several multi-million dollar contracts, as well as numerous smaller engagements, which were very profitable. However, during the past year as wireless carriers have reduced their spending, the competition to provide engineering services has become more intense. Lower contract pricing and fewer opportunities have reduced revenue and profitability for all engineering services providers. We currently do not have a major contact to provide engineering services, and accordingly, have reduced staffing and related expenses to a level consistent with the future profit opportunity associated with providing these services. We continue to evaluate all opportunities to provide engineering services and intend to execute only those contracts that we project to be profitable.



NeXus (1XRTT)
The Next Evolution in CDMA
Mobile Network Measurement



X-100S
3G Scanner Solutions



Fiscal 2003

We see the current downturn as an opportunity to gain competitive position as our competitors react to declining sales, uncertainty in the marketplace, and deteriorating balance sheets. We enter fiscal 2003 with a strong balance sheet, a focused management team, and a solid plan to leverage our unique mixture of competencies in a way that competitors will find difficult to counter. We expect that our strategy will position us to take market share from competitors in future years. Our goals for the coming year include gaining wide market acceptance of our newly developed products, capitalizing on our relationship with SwissQual and penetrating the European marketplace, continuing our program of controlling and lowering our operating costs, and successfully completing the development of our new wireless infrastructure product platform, the XPort. We are very excited about this platform as it is driven by the wireless carriers' need for flexible, scalable, and high-value tools.

Fiscal 2003 will be another difficult year for technology companies, particularly those in the wireless space. We believe the economic forces affecting the wireless industry will be present for the foreseeable future. To cope, the industry must improve its financial structure and become far more cost efficient. With our strong balance sheet and with a commitment to sound business strategies, we will weather the current storm and improve our ability to successfully compete in a more demanding, but still very large, wireless industry.

Tom Franza
President and
Chief Executive Officer

Don Bailey
Chairman
of the Board



SELECTED FINANCIAL DATA

Years Ended January 31,	2002	2001	2000	1999	1998
(In thousands, except per share data)					
Revenue:					
Products	$38,836	$37,479	$33,499	$28,849	$25,586
Services	12,171	11,985	5,725	5,155	3,938
	51,007	49,464	39,224	34,004	29,524
Cost of revenue:					
Products	18,350	17,213	16,983	11,569	8,704
Services	7,323	7,605	3,811	3,473	2,751
	25,673	24,818	20,794	15,042	11,455
Gross profit	25,334	24,646	18,430	18,962	18,069
Selling, general and administrative costs	12,680	12,285	9,203	9,526	8,534
Engineering and support costs	5,744	4,758	3,808	3,480	3,592
Operating income before severance costs	6,910	7,603	5,419	5,956	5,943
Severance costs	—	1,325	—	—	—
Operating income	6,910	6,278	5,419	5,956	5,943
Other income, net	909	762	274	298	404
Minority interest in earnings of subsidiary	(50)	(7)	(46)	—	—
Income from continuing operations before income taxes	7,769	7,033	5,647	6,254	6,347
Income tax expense	2,859	2,483	2,061	2,283	2,317
Net income from continuing operations	4,910	4,550	3,586	3,971	4,030
Net income (loss) from discontinued operations	—	(9)	(433)	1,712	845
Net income	$ 4,910	$ 4,541	$ 3,153	$ 5,683	$ 4,875
Earnings per share:					
Continuing operations:					
Basic	$ 0.70	$ 0.67	$ 0.55	$ 0.57	$ 0.57
Diluted	$ 0.66	$ 0.61	$ 0.49	$ 0.51	$ 0.48
Earnings (loss) per share:					
Discontinued operations:					
Basic	$ —	$ —	$ (0.07)	$ 0.25	$ 0.12
Diluted	$ —	$ —	$ (0.06)	$ 0.24	$ 0.11
Earnings per share:					
Basic	$ 0.70	$ 0.67	$ 0.48	$ 0.82	$ 0.69
Diluted	$ 0.66	$ 0.61	$ 0.43	$ 0.75	$ 0.59

January 31,	2002	2001	2000	1999	1998
Working capital	$30,021	$29,096	$25,637	$24,833	$23,763
Total assets	65,942	66,051	44,694	43,001	40,494
Borrowing under line of credit	—	—	—	—	—
Long-term debt, including current maturities	—	—	—	—	—
Stockholders' equity	47,587	43,495	31,754	31,202	30,470

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Comarco, Inc., through its subsidiary Comarco Wireless Technologies, Inc. (collectively, "we," "Comarco," or the "Company"), is a leading provider of hardware and software products and services for the wireless industry. Comarco also designs and manufactures remote voice systems and mobile power products for notebook computers, cellular telephones, and handheld devices. During October 1999, we embarked on a plan to divest our non-wireless businesses, which included the defense and commercial staffing businesses. The divestiture plan was completed during November 2000. Accordingly, our continuing operations consist solely of the operations of Comarco Wireless Technologies, Inc. ("CWT").

RESULTS OF OPERATIONS—CONTINUING OPERATIONS

We have two reportable operating segments: wireless infrastructure and wireless applications.

Wireless Infrastructure

Our wireless infrastructure business designs and manufactures hardware and software tools for use by wireless carriers, equipment vendors, and others. RF engineers, professional technicians, and others use these tools to design, deploy, and optimize wireless networks, and to verify the performance of the wireless networks once deployed. The wireless infrastructure business is also a provider of engineering services that assist wireless carriers, equipment vendors, and others deploy, optimize, and evaluate the performance of wireless networks. When engaged, we are able to provide and support skilled RF engineers and professional technicians and the tools best suited for the engagement. As wireless carriers deploy 2.5G technologies across their existing networks and ultimately evolve to 3G systems, the demand for next-generation wireless infrastructure products and services is expected to increase.

Wireless Applications

Our wireless applications business designs and manufactures remote voice systems and mobile power products for notebook computers, cellular telephones, and handheld devices. Remote voice systems currently include various call box products that provide emergency communication over existing wireless networks. In addition to the call box products, we provide system installation and long-term maintenance services. Currently, approximately 14,000 CWT call boxes are installed, the majority of which are serviced and maintained under long-term agreements.

The wireless applications segment also includes the ChargeSource family of mobile power products. The 70-watt universal AC power adapter, our second-generation mobile power system, powers and charges most laptop computers, cellular telephones, handheld devices, and portable printers. The ChargeSource product offering has been expanded with the newly designed ChargeSource universal DC power adapter. The universal DC power adapter allows traveling professionals to use all of their existing ChargeSource SmartTips on the road or in the air. The new device connects to the in-seat power outlet available on most major airlines or the cigarette lighter plug found in cars today. The new ChargeSource universal DC power adapter began shipping during the third quarter of fiscal 2002. Targus currently distributes these two products. We anticipate expanding the ChargeSource product offering with a 20-watt universal power adapter with both AC and DC inputs during the third quarter of fiscal 2003. This product is targeted at the users of cellular telephones, pocket PCs, handheld devices, and digital cameras and camcorders.

The following table sets forth certain items as a percentage of revenue from our audited consolidated statements of income for fiscal 2002, 2001, and 2000:

Years Ended January 31,	2002	2001	2000
Revenue:			
Products	76.1%	75.8%	85.4%
Services	23.9	24.2	14.6
	100.0	100.0	100.0
Cost of revenue:			
Products	36.0	34.8	43.3
Services	14.3	15.4	9.7
	50.3	50.2	53.0
Gross profit:			
Products	40.1	41.0	42.1
Services	9.6	8.8	4.9
	49.7	49.8	47.0
Selling, general and administrative costs	24.9	24.8	23.5
Engineering and support costs	11.3	9.6	9.7
Operating income before severance costs	13.5	15.4	13.8
Severance costs	—	2.7	—
Operating income	13.5	12.7	13.8
Other income, net	1.8	1.5	0.7
Minority interest in earnings of subsidiary	(0.1)	—	(0.1)
Income from continuing operations before income taxes	15.2	14.2	14.4
Income tax expense	5.6	5.0	5.3
Net income from continuing operations	9.6%	9.2%	9.1%

CONSOLIDATED

Revenue

Total revenue for fiscal 2002 increased 3.1 percent to $51.0 million compared to fiscal 2001, due to a $6.6 million increase in sales of our wireless applications products, partially offset by a $5.0 million decrease in sales of our wireless infrastructure products. Total revenue for fiscal 2001 increased 26.1 percent to $49.5 million compared to fiscal 2000, due to a $15.4 million increase in sales of our wireless infrastructure products and services, partially offset by a $5.2 million decrease in sales of our wireless applications products.

For fiscal 2002 as compared to the prior year, revenue from products increased 3.6 percent to $38.8 million while revenue from services increased 1.6 percent to $12.2 million. The product revenue growth was due to increased sales from our wireless applications segment, partially offset by decreased sales from our wireless infrastructure segment. The services revenue growth was due to increased sales of engineering services from our wireless infrastructure segment. For fiscal 2001 as compared to the prior year, revenue from products increased 11.9 percent to $37.5 million while revenue from services increased 109.3 percent to $12.0 million. The product revenue growth was due to increased sales from our wireless infrastructure segment, partially offset by a decrease in sales from our wireless applications segment. The services revenue growth was due to increased sales of engineering services from our wireless infrastructure segment.

Cost of Revenue and Gross Margin

Total cost of revenue for fiscal 2002 increased 3.4 percent to $25.7 million compared with fiscal 2001. As a percentage of revenue, gross margin decreased slightly to 49.7 percent from 49.8 percent for fiscal 2001. While the gross margin for fiscal 2002 was comparable to the prior year, it was a result of increased sales volumes and margins of our wireless applications products offset by decreased sales volumes and margins of our wireless infrastructure products and services. Total cost of revenue for fiscal 2001 increased 19.4 percent to $24.8 million compared with fiscal 2000. As a percentage of revenue, gross margin increased to 49.8 percent from 47.0 percent for fiscal 2000. This increase was primarily due to increased sales volumes in our higher margin wireless infrastructure segment, including increased sales of hardware and software tools and engineering services, partially offset by decreased sales volumes and margins in our wireless applications products.

Selling, General and Administrative Costs

Selling, general and administrative costs for fiscal 2002 increased 3.2 percent to $12.7 million compared to fiscal 2001. Excluding costs attributable to EDX Engineering, Inc. ("EDX"), which was acquired on December 7, 2000, selling, general and administrative costs for fiscal 2002 decreased $1.2 million in comparison to the prior year. This decrease was driven by lower sales in our wireless infrastructure segment during fiscal 2002, as well as enterprise-wide cost reductions that were put in place during fiscal 2001. These cost reductions, including eliminating direct sales and marketing efforts for our ChargeSource mobile power products, closing the sales and support office in London, and reorganizing our remote voice systems business, resulted in a significant reduction of indirect costs. Selling, general and administrative costs for fiscal 2001 increased 33.5 percent to $12.3 million compared to fiscal 2000. This increase for fiscal 2001 was due to staffing increases in support of the engineering services offering that commenced full operations during the first quarter of fiscal 2001, costs related to the marketing of the ChargeSource 70-watt universal AC power adapter, and increased commissions on wireless infrastructure product sales. As a percentage of revenue, selling, general and administrative costs were 24.9 percent, 24.8 percent, and 23.5 percent for fiscal 2002, 2001, and 2000, respectively.

Engineering and Support Costs

Engineering and support costs, net of capitalized software development costs, for fiscal 2002 increased 20.7 percent to $5.7 million compared to fiscal 2001. Excluding costs attributable to EDX, gross engineering and support costs for fiscal 2002 were $5.0 million compared to $4.7 million for fiscal 2001, an increase of $0.3 million or 6.4%. Engineering and support costs, net of capitalized software development costs, for fiscal 2001 increased 25.0 percent to $4.8 million compared to fiscal 2000. Both year-over-year increases were partially offset by increased capitalized software development costs totaling $5.5 million, $4.6 million, and $3.6 million for fiscal 2002, 2001, and 2000, respectively. The increases in gross engineering and capitalized software development costs are primarily due to continued investment in our hardware and software product development programs, which include GPRS and 1xRTT products (2.5G technologies), as well as 3G scanners and related applications.

Severance Costs

During the second quarter of fiscal 2001 and in conjunction with the disposition of our non-wireless businesses, we were required to record a $1.3 million charge to continuing operations for costs related to severance agreements for outgoing corporate staff. This charge did not recur in fiscal 2002.

Other Income

Other income consists primarily of interest income.

Income Tax Expense

The effective tax rate for fiscal 2002, 2001, and 2000 was 36.8 percent, 35.3 percent, and 36.5 percent, respectively. The decrease in fiscal 2001 was due to tax credits earned from increased research and development activity during the year.

WIRELESS INFRASTRUCTURE

Years Ended January 31,	2002	2001	2000
(In thousands)			
Revenue	$29,661	$34,678	$19,259
Cost of revenue	12,933	14,315	7,575
Gross profit	$16,728	$20,363	$11,684
Gross margin	56.4%	58.7%	60.7%

Revenue

Revenue from our wireless infrastructure segment for fiscal 2002 was $29.7 million, a decrease of $5.0 million or 14.5 percent compared to fiscal 2001. Excluding revenue attributable to EDX, revenue decreased $6.5 million or 18.7 percent. As previously discussed, many of our customers, primarily wireless carriers, have been negatively impacted by a wireless industry experiencing slowing subscriber growth, intensifying price competition, reduced access to capital, and the need to manage cash flow. Coupled with a weakened economy, wireless carriers have responded to these challenges by reducing capital spending and focusing on projects that can most directly contribute to their revenue. Wireless carriers now appear focused on satisfying customer demand for enhanced data services, seamless and comprehensive coverage, improved QoS, and faster data transmission. Many of these initiatives require capital spending for additional network capacity and next-generation technologies. With reduced availability of capital and the transition to next-generation technologies, plans, projects, and capital spending are subject to frequent change as wireless carriers reevaluate and reorder their priorities. As a result, their spending patterns are increasingly volatile and difficult to predict. The recent downturn in the wireless industry has reduced overall demand for our wireless infrastructure products and services, and has made it difficult for us to forecast our wireless infrastructure operations for fiscal 2003.

Additionally, the downturn in the wireless industry has caused us to reevaluate our strategy of providing engineering services. We began offering engineering services, which are complementary to our wireless infrastructure products, to wireless carriers and equipment vendors during the fourth quarter of fiscal 2000. During the subsequent two years, we were awarded several profitable multi-million dollar contracts, as well as numerous smaller engagements. However, during the past year and as wireless carriers reduced their spending, the competition to provide engineering services has become more intense. Lower contract pricing and fewer opportunities are resulting in reduced revenue and profitability for all engineering services providers. We currently do not have a major contract to provide engineering services, and accordingly, have reduced staffing and related expenses to a level consistent with the future profit opportunity associated with providing these services. We currently expect fiscal 2003 revenue and gross profit attributable to engineering services to be significantly less than the prior year. For fiscal 2002, 2001, and 2000, engineering services provided $7.5 million, $7.2 million, and $1.2 million, respectively, of revenue, and $3.3 million, $3.2 million, and $0.6 million, respectively, of gross profit. We continue to evaluate all opportunities to provide engineering services and intend to execute only those contracts that we project to be profitable.

For fiscal 2002, 2001, and 2000, customers of our wireless infrastructure business accounted for 58.2 percent, 70.1 percent, and 49.1 percent, respectively, of our annual revenue, and 66.0 percent, 82.6 percent, and 63.4 percent, respectively, of our annual gross profit. Due to the uncertainties associated with the spending patterns of our customers and the corresponding demand for our wireless infrastructure products and services, we have experienced and expect to continue to experience significant fluctuations in demand. Such fluctuations have caused and may continue to cause significant reductions in revenue and/or operating income, negatively affecting our business, financial condition, and operating results. We are currently unable to predict when the downturn in the wireless industry will cease to have a negative impact on our revenues and operating results.

Revenue from our wireless infrastructure segment for fiscal 2001 was $34.7 million, an increase of $15.4 million or 80.1 percent compared to fiscal 2000. This increase was due to strong growth in sales of our hardware and software tools and increased sales of engineering services that were initially offered during the fourth quarter of fiscal 2000. Additionally, during fiscal 2001, a national wireless carrier purchased a significant number of baseLINE systems, our QoS competitive benchmarking system.

Cost of Revenue and Gross Margin

Cost of revenue from our wireless infrastructure segment for fiscal 2002 was $12.9 million, a decrease of $1.4 million or 9.7 percent compared to fiscal 2001. As a percentage of revenue, gross margin decreased to 56.4 percent from 58.7 percent for fiscal 2001. The decease in cost of revenue was primarily due to decreased sales volumes of hardware and software tools. The decrease in gross margin is attributable to decreased absorption of manufacturing overhead expenses and increased labor costs, when viewed as a percentage of revenue, driven by lower sales of our hardware and software tools. Cost of revenue from our wireless infrastructure business for fiscal 2001 was $14.3 million, an increase of $6.7 million or 89.0 percent compared to fiscal 2000. As a percentage of revenue, gross margin decreased to 58.7 percent from 60.7 percent for fiscal 2000. The increase in cost of revenue was primarily due to increased sales volumes of both hardware and software tools and engineering services. The decrease in gross margin was primarily due to increased revenue attributable to our lower margin engineering services.

The markets for our wireless infrastructure products are extremely competitive and are characterized by rapid technological change, new product development and product obsolescence, evolving industry standards, and possible price erosion over the life of a product. Due to these competitive pressures, we expect the average sales prices of our existing products to decrease during fiscal 2003. It is possible that we will release new products at lower sales prices, which will also impact the average sales prices of our products. Future pricing actions by us and by our competitors may also adversely impact our gross margins and operating income, which could also result in decreased liquidity and adversely affect our business, financial condition, and operating results.

While we continue to strive for manufacturing and engineering cost reductions to offset fluctuations in demand and possible pricing pressure on our products, we cannot guarantee that these cost reduction or redesign efforts will keep pace with declining demand and pricing, and cost increases. Our existing portfolio of products, as well as our newly developed next-generation products, may not be able to maintain or achieve, in the case of new products, gross margin levels achieved in prior years. If we are unable to reduce our costs through our manufacturing and engineering efforts, our gross margins and operating income may continue to be adversely affected.

WIRELESS APPLICATIONS

Years Ended January 31,	2002	2001	2000
(In thousands)			
Revenue	$21,346	$14,786	$19,965
Cost of revenue	12,740	10,503	13,219
Gross profit	$ 8,606	$ 4,283	$ 6,746
Gross margin	40.3%	29.0%	33.8%

Revenue

Revenue from our wireless applications segment for fiscal 2002 was $21.3 million, an increase of $6.6 million or 44.4 percent compared to fiscal 2001. The increase was attributable to increased sales of the ChargeSource 70-watt universal AC power adapter, our second-generation mobile power system that began shipping during the fourth quarter of fiscal 2001, and the introduction of the new ChargeSource universal DC power adapter that began shipping during the third quarter of fiscal 2002.

Both ChargeSource products are currently distributed exclusively by Targus under annual non-cancelable commitments specifying minimum annual quantities to be purchased. In the event Targus is unable to perform under these commitments due to their inability to take delivery of the minimum quantities and/or pay for such minimum quantities in a timely manner, we would be required to establish alternative distribution channels. The financial impact of a material change in our relationship with Targus cannot be precisely quantified, but we believe that a six-to-twelve month disruption in the distribution of our ChargeSource products would have a negative impact on our revenue and operating results, which could also result in decreased liquidity. For fiscal 2002, 2001, and 2000, sales to Targus totaled approximately $11.3 million, $4.8 million, and $4.5 million, respectively. We have recently received a non-cancelable commitment from Targus, valued at $11.0 million, and have begun delivering on this commitment during fiscal 2003.

Revenue from our wireless applications segment for fiscal 2001 was $14.8 million, a decrease of $5.2 million or 25.9 percent compared to fiscal 2000. The decrease was primarily due to decreased sales of upgrades to previously installed call box systems. Call box systems are upgraded periodically based on the age of the technology, condition of the installed call box system, and the needs of the respective customers. System upgrades do not recur annually. The decrease in fiscal 2001 was partially offset by a $1.0 million increase in sales of the ChargeSource 70-watt universal AC power adapter that went into production during the fourth quarter of fiscal 2001.

Cost of Revenue and Gross Margin

Cost of revenue from our wireless applications segment for fiscal 2002 was $12.7 million, an increase of $2.2 million or 21.3 percent compared to fiscal 2001. As a percentage of revenue, gross margin increased to 40.3 percent from 29.0 percent for fiscal 2001. The increase in cost of revenue was primarily due to increased sales volumes of our ChargeSource mobile power products. Cost of revenue from our wireless applications segment for fiscal 2001 was $10.5 million, a decrease of $2.7 million or 20.5 percent compared to fiscal 2000. The decrease in cost of revenue was consistent with the decreased sales volumes of call box systems and upgrades. The decrease in gross margin was due to increased costs associated with providing maintenance services for installed call box systems and costs incurred transitioning to the ChargeSource 70-watt universal AC power adapter from the 35-watt, a first-generation product.

DISCONTINUED OPERATIONS

As discussed above, we embarked on a plan to divest our non-wireless businesses, which included the defense and commercial staffing businesses. The divestiture plan was completed during November 2000.

Net loss from discontinued operations was $9,000 for fiscal 2001, which includes net income during phase-out of $348,000 on revenue of $21.7 million, less an after-tax loss of $357,000 on the disposition of our non-wireless businesses.

LIQUIDITY AND CAPITAL RESOURCES

Our financial position remains strong, with cash and cash equivalents of $21.3 million at January 31, 2002.

Cash Flows from Operating Activities

We generated cash from operations of $8.1 million for fiscal 2002 compared to $20.8 million for fiscal 2001 and $9.9 million for fiscal 2000. The decrease in cash generation from fiscal 2001 to fiscal 2002 is primarily due to a significant decrease in current liabilities and amounts accrued in conjunction with the disposition of our non-wireless businesses during fiscal 2001. Also contributing to the decrease in cash generation was a $0.8 million increase in inventory. This increase is related to the introduction of our newly developed ChargeSource universal DC power adapter that went into production during the third quarter of fiscal 2002. Additionally, during the fourth quarter of fiscal 2002, we also increased our inventory of certain components in anticipation of fourth quarter sales of our wireless infrastructure products. However, fourth quarter sales were lower than anticipated and historical levels. We expect these components to be consumed in the next several quarters. The increase in cash generation from fiscal 2000 to fiscal 2001 is due to an increase in net income from continuing operations and depreciation and amortization, amounts accrued in conjunction with the disposition of our non-wireless businesses during fiscal 2001, and an increase in the tax benefit from the exercise of stock options, partially offset by an increase in accounts receivable.

Cash Flows from Investing Activities
Net cash used in investing activities was $8.7 million for fiscal 2002 compared to $9.4 million for fiscal 2001 and $5.3 million for fiscal 2000. In all periods, capital expenditures for property and equipment, acquisitions, and software development partially offset by proceeds from sales and maturities of investments constituted substantially all of our cash used in investing activities. The development of software is critical to our products currently under development. We intend to invest aggressively in a software development program designed to bring new products for the wireless industry to market in a timely manner.

On July 31, 2001, the Company acquired an 18 percent equity stake in SwissQual for $1.0 million in cash. Based in Zuchwil, Switzerland, SwissQual is a developer of voice quality systems and software for measuring, monitoring, and optimizing the quality of mobile, fixed, and IP-based voice and data communications. Under this alliance, Comarco and SwissQual will jointly develop, sell, and support wireless network QoS and optimization products and services for the European marketplace. In addition to expanding our access to European wireless carriers, SwissQual will provide domain expertise and development guidance in the evolution of 2.5G and 3G system test solutions.

On December 7, 2000, we acquired all the outstanding common stock of EDX for 257,428 shares of our common stock, valued at $4.2 million on the day the transaction closed, and $2.3 million in cash.

Cash Flows from Financing Activities
Net cash used in financing activities was $2.2 million for fiscal 2002 as compared to net cash provided by financing activities of $0.5 million for fiscal 2001 and net cash used in financing activities of $4.0 million for fiscal 2000. In all periods, proceeds from the sales of common stock issued through employee and director stock option plans, offset by the repurchase of our common stock, constituted substantially all of our cash provided by and used in financing activities.

During 1992, our Board of Directors authorized a stock repurchase program of up to 3.0 million shares of our common stock. From program inception through January 31, 2002, we repurchased approximately 2.5 million shares for an average price of $8.21 per share. During fiscal 2002, we repurchased approximately 209,000 shares in the open market for an average price of $12.83 per share.

We maintained a $10 million unsecured revolving credit facility ("Credit Facility"). The Credit Facility expired in June 2001 and was not renewed. We intend to put in place an unsecured credit facility when deemed necessary.

We believe that our existing cash and cash equivalent balances will provide us sufficient funds to satisfy our cash requirements for at least the next twelve months. In addition to our cash and cash equivalent balances, we derive a portion of our liquidity from our cash flows from operations. As discussed above, certain factors and events could negatively affect our cash flows from operations, including:

- Due to the uncertainties associated with the spending patterns of our customers and the corresponding demand for our wireless infrastructure products and services, we have experienced and expect to continue to experience significant fluctuations in demand. Such fluctuations have caused and may continue to cause significant reductions in revenue and operating results,
- We currently do not have a major contract to provide engineering services, and accordingly, have reduced staffing and related expenses to a level consistent with the future profit opportunity associated with providing these services, and
- In the event Targus, the exclusive distributor of our ChargeSource products, is unable to perform under the non-cancelable commitments due to their inability to take delivery of the minimum quantities and/or pay for such minimum quantities in a timely manner, we would be required to establish alternative distribution channels.

We currently expect fiscal 2003 revenue and operating results attributable to our wireless infrastructure business to be significantly less than fiscal 2002, and, as a result we expect fiscal 2003 cash flows from operations to also decrease in comparison to fiscal 2002. To address this, we are focused on preserving our cash balances by continuously monitoring expenses, identifying cost savings, and investing only in those development programs and products most likely to contribute to our profitability.

CRITICAL ACCOUNTING POLICIES

We have identified the following as critical accounting policies to our company: revenue recognition, capitalized software development costs, accounts receivable, inventory, income taxes, valuation of goodwill, and valuation of long-lived assets.

Revenue Recognition
We recognize product revenue upon concluding that all of the fundamental criteria for revenue recognition have been met. The criteria are usually met at the time products are shipped or services performed. Our products typically carry a one-year warranty. We provide reserves for estimated product warranty costs at the time revenue is recognized. Although we engage in extensive product quality programs and processes, our warranty obligation is affected by product failure rates, use of materials, and service delivery costs incurred correcting a product failure. Should actual product failure rates and the cost to correct differ from our estimates, additional warranty reserves could be required, which could reduce gross margins.

Significant management judgments must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments.

Capitalized Software Development Costs

We capitalize the development cost of software, other than internal use software, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Our policy is to capitalize the costs associated with development of new product, but expense the costs associated with new releases, which consist of enhancements or increased functionality of existing products. We continually evaluate the recoverability of capitalized software development costs including software acquired through acquisition or by direct purchase of technology.

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits and related terms based upon payment history and the customer's current credit-worthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in a relatively few number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse effect on the collectibility of our accounts receivable and our future operating results.

Specifically, our management must make estimates of the uncollectibility of our accounts receivable. Management analyzes specific customer accounts, historical bad debt, trends, customer concentrations, customer credit-worthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Significant management judgments and estimates must be made and used in connection with establishing the allowance for doubtful accounts in any accounting period. Material differences may result in the amount and timing of our losses for any period if management made different judgments or utilized different estimates.

Inventory

We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twelve months. As demonstrated during fiscal 2002, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our industry is characterized by rapid technological change, frequent new product development, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our forecasts of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory was determined to be overvalued, we would be required to recognize such costs in our cost of revenue at the time of such determination. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our operating results.

Income Taxes

We assess our deferred tax assets to determine the amount that we believe is "more likely than not" to be realized. We consider future taxable income and prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we determine that we will not realize all or part of our net deferred tax assets in the future, we will establish a valuation allowance against the deferred tax assets, which will be charged to income tax expense in the period of such determination.

Valuation of Goodwill

We assess the impairment of identifiable intangibles, long-lived assets and related goodwill, and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results,
- Significant changes in the manner of our use of the acquired assets or the strategy for our overall business,
- Significant negative industry or economic trends,
- Significant decline in our stock price for a sustained period, and
- Our market capitalization relative to net book value.

When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Significant management judgment is required in determining whether an indicator of impairment exists and projecting cash flows.

In our fiscal year ending January 31, 2003, SFAS No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we will cease to amortize approximately $3.4 million of goodwill acquired prior to July 1, 2001. We recorded $0.4 million of amortization on these amounts during fiscal year 2002. In lieu of amortization, we will be required to perform an impairment review of our goodwill and indefinite lived intangible balance upon the initial adoption of SFAS No. 142.

We are currently evaluating the effect that the adoption may have on our consolidated results of operation and financial position. Our evaluation may result in an impairment under this new method of evaluating goodwill.

The purchase method of accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development ("IPR&D"). The amounts and useful lives assigned to intangible assets impact future amortization; the amount assigned to IPR&D is expensed immediately. If the assumptions and estimates used to allocate the purchase price are not correct, purchase price adjustments or future asset impairment charges could be required.

Valuation of Long-Lived Assets

We evaluate long-lived assets used in operations, including goodwill and purchased intangible assets, when indicators of impairment, such as reductions in demand or significant economic slowdowns that negatively impact our customers or markets, are present. Reviews are performed to determine whether the carrying value of assets is impaired based on comparison to the undiscounted expected future cash flows. If the comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using a weighted average of the market approach and the discounted expected future cash flows using a discount rate based upon our cost of capital. Impairment is based on the excess of the carrying amount over the fair value of those assets. Significant management judgment is required in the forecast of future operating results that is used in the preparation of expected discounted cash flows. It is reasonably possible that the estimates of anticipated future net revenue, the remaining estimated economic life of the products and technologies, or both, could differ from those used to assess the recoverability of these assets. In that event, additional impairment charges or shortened useful lives of certain long-lived assets could be required.

PRO FORMA FINANCIAL INFORMATION

We prepare and release quarterly unaudited financial statements prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. We also disclose and discuss certain pro forma financial information in the related earnings releases and investor conference calls. Our pro forma financial information does not include unusual or non-recurring events or transactions or amortization of goodwill. We believe the disclosure of the pro forma financial information helps investors more meaningfully evaluate the results of our ongoing operations. However, we urge investors to carefully review the GAAP financial information included as part of our quarterly reports on Form 10-Q, our annual reports on Form 10-K, and our quarterly earnings releases and compare that GAAP financial information with the pro forma financial results disclosed in our quarterly earnings releases and investor calls.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141, effective June 30, 2001, requires that all business combinations initiated after June 30, 2001 be accounted under the purchase method. The pooling-of-interests method of accounting can no longer be used for business combinations completed after June 30, 2001. The provisions of SFAS No. 141 are similar to prior generally accepted accounting principles ("GAAP"), although SFAS No. 141 requires additional disclosures for transactions occurring after the effective date. Under SFAS No. 141, we will continue to immediately write off in-process research and development. SFAS No. 142 eliminates the amortization of goodwill for business combinations completed after June 30, 2001. Effective February 1, 2002, goodwill will no longer be amortized, but is required to be assessed on an annual basis for impairment at the reporting unit level by applying a fair value based test. SFAS No. 142 also provides additional guidance on acquired intangibles that should be separately recognized and amortized, which may result in the recognition of additional intangible assets as compared with prior GAAP. Beginning in the first quarter of fiscal 2003, we will no longer amortize goodwill, thereby eliminating annual goodwill amortization of approximately $373,000. We will complete an initial goodwill impairment assessment in fiscal 2003 to determine if a transition impairment charge should be recognized under SFAS No. 142.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. We do not anticipate that a charge, if any, related to the adoption of SFAS No. 143 in fiscal 2003 will be significant.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), for the disposal of a segment of a business (as previously defined in that

Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of APB 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets."

We are required to adopt SFAS No. 144 no later than the year beginning after December 15, 2001, and plan to adopt its provisions for the first quarter of fiscal 2003 ending April 30, 2002. We do not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on our financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of SFAS No. 144 pertaining to assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, we cannot determine the potential effects that adoption of SFAS No. 144 will have on our financial condition, consolidated results of operations, or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

We are exposed to the risk of changes in currency exchange rates. As of January 31, 2002, we had no material accounts receivable denominated in foreign currencies. Our standard terms require customers to pay for our products and services in U.S. dollars. For those orders denominated in foreign currencies, we may limit our exposure to losses from foreign currency transactions through forward foreign exchange contracts. To date, sales denominated in foreign currencies have not been significant and we have not entered into any foreign exchange contracts.

Interest Rate Sensitivity

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we have invested in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline in value. To minimize this risk, we maintain a significant portion of our cash balances in money market funds. In general, money market funds are not subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate.

We do not hold any derivative financial instruments.

Our cash and cash equivalents have maturities dates of three months or less and the fair value approximates the carrying value in our financial statements.

Equity Price Risk

Our short-term investments consist primarily of balances maintained in a non-qualified deferred compensation plan funded by our executives and directors. We value these investments using the closing market value for the last day of each month. These investments are subject to market price volatility. We reflect these investments on our balance sheet at their market value, with the unrealized gains and losses excluded from earnings. We have also invested in equity instruments of SwissQual, a privately held company. We evaluate whether any decline in value of certain public and non-public equity investments was other than temporary. We had no such impairments during fiscal 2002.

Due to the inherent risk associated with some of our investments, and in light of current stock market conditions, we may incur future losses on the sales, write-downs, or write-offs of our investments. We do not currently hedge against equity price changes.

OTHER INFORMATION

This report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms, or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Important factors which may cause actual results to differ materially from the forward-looking statements are described in the section entitled "Risk Factors" in Part I, Item 1 of our annual report on Form 10-K, and other risks identified from time to time in our filings with the Securities and Exchange Commission, press releases, and other communications.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. We are under no obligation to update any of the forward-looking statements after the filing of our annual report on Form 10-K to conform such statements to actual results or to changes in our expectations.

CONSOLIDATED BALANCE SHEETS

January 31;	2002	2001
(In thousands, except share data)		
Assets		
Current Assets:		
Cash and cash equivalents	$21,288	$24,903
Short-term investments	3,325	3,819
Accounts receivable, net	9,694	8,418
Inventory	6,002	5,277
Deferred tax assets, net	1,475	2,133
Other current assets	922	1,746
Total current assets	42,706	46,296
Property and equipment, net	3,834	3,695
Software development costs, net	10,139	7,249
Goodwill and acquired intangible assets, net	8,118	8,381
Other assets	1,145	430
	$65,942	$66,051
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 200	$ 1,050
Deferred revenue	5,299	6,786
Accrued liabilities	7,186	9,364
Total current liabilities	12,685	17,200
Deferred compensation	3,325	3,918
Deferred tax liabilities, net	2,269	1,406
Minority interest	76	32
Commitments and contingencies (Note 19)		
Stockholders' Equity:		
Common stock, $0.10 par value, 50,625,000 shares authorized; 6,978,014 and 7,066,560 shares outstanding at January 31, 2002 and 2001, respectively	698	707
Additional paid-in capital	10,813	11,619
Accumulated other comprehensive income	—	3
Retained earnings	36,076	31,166
Total stockholders' equity	47,587	43,495
	$65,942	$66,051

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended January 31,	2002	2001	2000
(In thousands, except per share data)			
Revenue:			
Products	$38,836	$37,479	$33,499
Services	12,171	11,985	5,725
	51,007	49,464	39,224
Cost of revenue:			
Products	18,350	17,213	16,983
Services	7,323	7,605	3,811
	25,673	24,818	20,794
Gross profit	25,334	24,646	18,430
Selling, general and administrative costs	12,680	12,285	9,203
Engineering and support costs	5,744	4,758	3,808
Operating income before severance costs	6,910	7,603	5,419
Severance costs	—	1,325	—
Operating income	6,910	6,278	5,419
Other income, net	909	762	274
Minority interest in earnings of subsidiary	(50)	(7)	(46)
Income from continuing operations before income taxes	7,769	7,033	5,647
Income tax expense	2,859	2,483	2,061
Net income from continuing operations	4,910	4,550	3,586
Discontinued operations (Note 5):			
Net loss from discontinued operations, net of income tax benefit	—	—	(433)
Loss on disposal of discontinued operations, including operating income during phase-out period, net of income tax expense	—	(9)	—
Net income	$ 4,910	$ 4,541	$ 3,153
Earnings per share—continuing operations:			
Basic	$ 0.70	$ 0.67	$ 0.55
Diluted	$ 0.66	$ 0.61	$ 0.49
Loss per share—discontinued operations:			
Basic	$ —	$ —	$ (0.07)
Diluted	$ —	$ —	$ (0.06)
Earnings per share:			
Basic	$ 0.70	$ 0.67	$ 0.48
Diluted	$ 0.66	$ 0.61	$ 0.43

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)	Common Stock Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at January 31, 1999, 6,684,690 shares	$668	$ 2,573	$ 16	$27,945	$31,202
Net income	—	—	—	3,153	3,153
Exercise of stock options, 125,438 shares	13	578	—	—	591
Tax benefit from exercise of stock options	—	865	—	—	865
Purchase and retirement of common stock, 368,850 shares	(37)	(424)	—	(4,355)	(4,816)
Minority interest resulting from exercise of subsidiary options	—	—	—	(118)	(118)
Issuance of common stock to acquire subsidiary minority interest, 69,265 shares	7	883	—	—	890
Recognition of unrealized holding loss on available-for-sale securities	—	—	(13)	—	(13)
Balance at January 31, 2000, 6,510,543 shares	651	4,475	3	26,625	31,754
Net income	—	—	—	4,541	4,541
Exercise of stock options, 392,270 shares	39	2,039	—	—	2,078
Tax benefit from exercise of stock options	—	2,413	—	—	2,413
Purchase and retirement of common stock, 99,597 shares	(10)	(1,657)	—	—	(1,667)
Minority interest resulting from exercise of subsidiary options	—	41	—	—	41
Issuance of common stock to acquire subsidiary minority interest, 5,916 shares	1	87	—	—	88
Issuance of common stock to acquire outstanding shares of EDX Engineering, 257,428 shares	26	4,221	—	—	4,247
Balance at January 31, 2001, 7,066,560 shares	707	11,619	3	31,166	43,495
Net income	—	—	—	4,910	4,910
Exercise of stock options, 24,375 shares	2	282	—	—	284
Tax benefit from exercise of stock options	—	657	—	—	657
Purchase and retirement of common stock, 208,700 shares	(21)	(2,657)	—	—	(2,678)
Minority interest resulting from exercise of subsidiary options	—	(280)	—	—	(280)
Issuance of common stock to acquire subsidiary minority interest, 95,779 shares	10	1,192	—	—	1,202
Recognition of unrealized holding loss on available-for-sale securities	—	—	(3)	—	(3)
Balance at January 31, 2002, 6,978,014 shares	$698	$10,813	$ —	$36,076	$47,587

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended January 31,	2002	2001	2000
(In thousands)			
Cash Flows from Operating Activities:			
Net income from continuing operations	$ 4,910	$ 4,550	$ 3,586
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	5,671	5,231	3,159
Loss (gain) on disposal of property and equipment	(16)	(6)	85
Tax benefit from exercise of stock options	657	2,413	865
Deferred income taxes	1,521	54	(383)
Provision for doubtful accounts receivable	180	24	24
Provision for obsolete inventory	340	166	9
Minority interest in earnings of subsidiary	50	7	46
Changes in operating assets and liabilities, net of acquisitions:			
Trading securities	418	(110)	(975)
Accounts receivable	(1,502)	(1,464)	4,512
Inventory	(1,065)	(591)	(704)
Other assets	833	1,607	(2,293)
Deferred compensation	(592)	284	975
Current liabilities	(3,298)	8,670	949
Net cash provided by operating activities	8,107	20,835	9,855
Cash Flows from Investing Activities:			
Proceeds from sales and maturities of investments	72	12	542
Purchases of property and equipment	(2,177)	(2,505)	(1,876)
Proceeds from sales of property and equipment	20	14	29
Investment in SwissQual	(1,073)	—	—
Software development costs	(5,471)	(4,641)	(3,563)
Cash paid for acquisition of minority interest	(118)	—	(433)
Cash paid for acquisitions, net of cash acquired	—	(2,324)	—
Net cash used in investing activities	(8,747)	(9,444)	(5,301)
Cash Flows from Financing Activities:			
Net proceeds from issuance of common stock	284	2,078	591
Proceeds from issuance of subsidiary common stock	240	88	179
Purchase and retirement of common stock	(2,678)	(1,667)	(4,816)
Net cash provided by (used in) financing activities	(2,154)	499	(4,046)
Net increase (decrease) in cash and cash equivalents—continuing operations	(2,794)	11,890	508
Net increase (decrease) in cash and cash equivalents—discontinued operations	(821)	7,949	1,336
Net increase (decrease) in cash and cash equivalents	(3,615)	19,839	1,844
Cash and cash equivalents, beginning of period	24,903	5,064	3,220
Cash and cash equivalents, end of period	$21,288	$24,903	$ 5,064

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION

Comarco, Inc., through its subsidiary Comarco Wireless Technologies, Inc. (collectively, "Comarco" or the "Company"), is a leading provider of hardware and software products and services for the wireless industry. Comarco also designs and manufactures remote voice systems and mobile power products for notebook computers, cellular telephones, and handheld devices. Comarco is a California corporation that became a public company in 1971 when it was spun-off from Genge Industries, Inc. Comarco Wireless Technologies, Inc. ("CWT") was incorporated in the state of Delaware in September 1993. During October 1999, the Company embarked on a plan to divest its non-wireless businesses, which included the defense and commercial staffing businesses. The divestiture plan was completed during November 2000. Accordingly, the Company's continuing operations consist solely of the operations of CWT.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The consolidated financial statements of the Company include the accounts of Comarco, Inc., CWT, and wholly owned subsidiaries primarily reported as discontinued operations. All material intercompany balances, transactions, and profits have been eliminated.

Use of Estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period reported. Actual results could differ from those estimates.

Certain accounting principles require subjective and complex judgments used in the preparation of financial statements. Accordingly, a different financial presentation could result depending on the judgments, estimates, or assumptions that are used. Such estimates and assumptions include, but are not specifically limited to, demand for future products and services, depreciation, amortization, future costs associated with long-term contractual obligations, and continuing credit-worthiness of counterparties.

Revenue Recognition:

Revenue from product sales is generally recognized upon shipment of products provided there are no uncertainties regarding customer acceptance, persuasive evidence of an arrangement exists, the sales price is fixed and determinable, and collectibility is deemed probable.

Revenue from services is recognized as the services are performed. Maintenance revenue from customer support and product upgrades, including maintenance bundled with original product sale, is deferred and recognized ratably over the term of the maintenance agreement, typically 12 months. Revenue for services on long-term contracts is recognized using the percentage-of-completion method on the basis of percentage of costs incurred to date on a contract, relative to the estimated total contract costs. Profit estimates on long-term contracts are revised periodically based on changes in circumstances and any losses on contracts are recognized in the period that such losses become known.

Estimated costs to repair or replace products that may be returned under warranty are accrued at the time of shipment. The Company's warranty period typically extends 12 months from the date of shipment.

Cash and Cash Equivalents:

All highly liquid investments with original maturity dates of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

Short-Term Investments:

Short-term investments consist primarily of balances maintained in a non-qualified deferred compensation plan funded by Company executives and directors. These investments are tradable at the discretion of the funding executives and directors and are subject to claims by the Company's general creditors. Accordingly, these investments are classified as trading securities. Trading securities are recorded at market value based on current market quotes and totaled \$3.3 million and \$3.7 million as of January 31, 2002 and 2001, respectively. Unrealized holding gains (losses) on these short-term investments recorded for the years ended January 31, 2002, 2001, and 2000 were \$(170,000), \$(574,000), and \$173,000, respectively.

Short-term investments at January 31, 2001 also consisted of investments in certain equity securities. These short-term investments are classified as available-for-sale securities and are carried at their estimated fair market value based on current market quotes, which totaled \$75,000 as of January 31, 2001. The unrealized gain on the value of these investments totaled \$3,000 as of January 31, 2001. Realized gains and losses on sales of investment securities are included in the consolidated statements of income and have not been material for any period presented.

Inventory:

Inventory is valued at the lower of cost (calculated on average cost, which approximates first-in, first-out basis) or the current estimated market value.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation. Additions, improvements, and major renewals are capitalized; maintenance, repairs, and minor renewals are expensed as incurred. Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the property and equipment. The expected useful lives of office furnishings and fixtures are five to seven years, and of equipment and purchased software are two to five years.

Research and Development and Software Development Costs:

Research and development costs are charged to expense as incurred and have been included in engineering and support costs. Costs incurred for the development of software that will be sold are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenue and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of software development costs begins when the product is available for general release. Amortization is provided on a product-by-product basis on either the straight-line method over periods not exceeding five years or the sales ratio method that is based on expected unit sales and the estimated life of the product. Unamortized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

Goodwill and Acquired Intangible Assets:

Goodwill, which represents the excess of purchase price over fair value of net assets acquired in a business combination, is recorded at cost less accumulated amortization.

Amortization of goodwill and intangible assets is provided on a straight-line method over the estimated useful life of the asset, principally in the range of five to fifteen years.

The Company assesses the recoverability of goodwill and intangible assets whenever indicators of impairment, such as reductions in demand or significant economic slowdowns that negatively impact our customers or markets, are present. Reviews are performed to determine whether the carrying value of goodwill and intangible assets is impaired based on comparison to the undiscounted expected future cash flows. If the comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using a weighted average of the market approach and the discounted expected future cash flows using a discount rate based upon our cost of capital. Impairment is based on the excess of the carrying amount over the fair value of those assets. In addition, the Company continually evaluates the periods of amortization associated with goodwill and intangible assets not identified with an impaired asset to determine whether events and circumstances warrant revised estimates of useful lives.

Long-Lived Assets:

The Company reviews its long-lived assets for impairment whenever indicators of impairment, such as reductions in demand or significant economic slowdowns that negatively impact our customers or markets, are present. Reviews are performed to determine whether the carrying value of long-lived assets is impaired based on comparison to the undiscounted expected future cash flows. If the comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using a weighted average of the market approach and the discounted expected future cash flows using a discount rate based upon our cost of capital. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Income Taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Minority Interest:

During the years ended January 31, 2002 and 2001, the Company issued 61,000 and 7,000 shares of CWT stock, respectively, from the exercise of CWT stock options, which resulted in the creation of a minority interest. The option holder is required to hold the CWT stock purchased from the exercise of the stock options for at least six months.

In 2002, the Company acquired an additional 57,000 minority shares of CWT through the payment of $118,000 in cash and the issuance of 95,779 shares of company stock. In 2001, the Company acquired an additional 3,000 minority shares of CWT by the issuance of 5,916 shares of Company stock.

Under the purchase method of accounting, the excess purchase price over fair value of the CWT stock acquired from the minority stockholders has been recorded as goodwill. During 2002 and 2001, the Company recognized goodwill of $794,000 and $62,000, respectively.

Concentrations of Credit Risk and Major Customers:
The Company's cash and cash equivalents are principally on deposit in a short-term asset management account at a large financial institution. Accounts receivable potentially subject the Company to concentrations of credit risk. The Company's customer base is comprised primarily of large companies. The Company generally does not require collateral for accounts receivable. When required, the Company maintains allowances for credit losses, and to date such losses have been within management's expectations.

Two customers each accounted for between 12 percent and 22 percent of total revenue in 2002. Two customers each accounted for between 13 percent and 15 percent of total revenue in 2001. Three customers each accounted for between 10 percent and 12 percent of total revenue in 2000.

Segment Reporting:
The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information," for the year ended January 31, 2000. SFAS No. 131 establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The method for determining what information to report is based on the way management organizes the operating segments within a company for making operating decisions and assessing financial performances.

The Company's chief executive officer ("CEO") is its chief operating decision-maker. The financial information that the CEO reviews is similar to the information presented in the accompanying statements of income. The Company operates in two business segments: wireless infrastructure and wireless application products and services.

Net Income Per Common Share:
Basic earnings per share is computed by dividing net income (numerator) by the weighted-average number of common shares outstanding (denominator) during the period excluding the dilutive effect of potential common stock, which consists of stock options and convertible securities. Diluted earnings per share gives effect to all dilutive potential common stock outstanding during the period. The effect of such potential common stock is computed using the treasury stock method or the if-converted method, as applicable.

Stock-Based Compensation:
SFAS No. 123, "Accounting for Stock-Based Compensation," provides for companies to recognize compensation expense associated with stock-based compensation plans over the anticipated service period based upon the fair value of the award at the date of grant. However, SFAS No. 123 allows for companies to continue to measure compensation costs as prescribed by APB Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees." The Company has elected to continue its current policy, which is to account for stock-based compensation plans under APB No. 25.

In March 2000, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB No. 25," which must be applied prospectively to new stock option awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after July 1, 2000. The Company adopted FIN No. 44 effective July 1, 2000 with no impact on its historical consolidated statements and related disclosures.

Fair Value of Financial Instruments:
The estimated fair values of the Company's financial instruments have been determined using available market information. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts. The fair value of current financial assets, current liabilities, and other assets are estimated to be equal to their carrying amounts.

Reclassifications:
Certain prior period balances have been reclassified to conform to the current period presentation.

Comprehensive Income:
Comprehensive income consists of net income and net unrealized gains (losses) on available-for-sale securities, net of income tax, and is presented in the consolidated statements of comprehensive income. SFAS No. 130, "Reporting Comprehensive Income," requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. The components of comprehensive income are as follows (in thousands):

Years Ended January 31,	2002	2001	2000
Net income	$4,910	$4,541	$3,153
Other comprehensive income:			
Unrealized holding gains (losses) on investments, net of income taxes	—	—	(13)
Comprehensive income	$4,910	$4,541	$3,140

Stock Split:
In October 2000, the Company affected a stock split of three shares for every two of common stock outstanding. All references in the consolidated financial statements to the number of shares and to per share amounts have been retroactively restated to reflect this stock split.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141, effective June 30, 2001, requires that all business combinations initiated after June 30, 2001 be accounted under the purchase method. The pooling-of-interests method of accounting can no longer be used for business combinations completed after June 30, 2001. The provisions of SFAS No. 141 are similar to prior generally accepted accounting principles ("GAAP"), although SFAS No. 141 requires additional disclosures for transactions occurring after the effective date. Under SFAS No. 141, the Company will continue to immediately write off in-process research and development. SFAS No. 142 eliminates the amortization of goodwill for business combinations completed after June 30, 2001. Effective February 1, 2002, goodwill will no longer be amortized, but is required to be assessed on an annual basis for impairment at the reporting unit level by applying a fair value based test. SFAS No. 142 also provides additional guidance on acquired intangibles that should be separately recognized and amortized, which may result in the recognition of additional intangible assets as compared with prior GAAP. Beginning in the first quarter of fiscal 2003, the Company will no longer amortize goodwill, thereby eliminating annual goodwill amortization of approximately $373,000. The Company expects to complete an initial goodwill impairment assessment in fiscal 2003 to determine if a transition impairment charge should be recognized under SFAS No. 142.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not anticipate that a charge, if any, related to the adoption of SFAS No. 143 in fiscal 2003 will be significant.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of APB 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets."

The Company is required to adopt SFAS No. 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions for the first quarter of fiscal 2003 ending April 30, 2002. The Company does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on the Company's financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of SFAS No. 144 pertaining to assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of SFAS No. 144 will have on the Company's financial condition, consolidated results of operations, or cash flows.

4. ACQUISITION

On December 7, 2000, Comarco acquired all of the outstanding shares of stock of EDX Engineering, Inc. ("EDX"), a leading developer of system planning tools for the wireless communications industry. Consideration for the acquisition consisted of approximately $2.3 million in cash and 257,428 shares of the Company's common stock. The excess purchase price paid over the fair value of tangible and identifiable intangible assets acquired was recorded as goodwill. Goodwill of $3.4 million was recognized and is being amortized over nine years. Acquired identifiable intangible assets of $3.2 million consist primarily of completed technology and customer base and are being amortized over nine years.

The purchase price for the acquisition of EDX during the year ended January 31, 2001 was allocated to assets acquired and liabilities assumed based on fair market value at the date of the acquisition. The total cost of the acquisition during the year ended January 31, 2001 is summarized as follows (in thousands):

Cash paid for acquisition, net	$2,324
Common stock issued	4,247
Assumed liabilities	254
Purchase price	$6,825

Unaudited pro forma statement of income information has not been presented because the effects of the EDX acquisition were not significant.

5. DISCONTINUED OPERATIONS

In July 1999, Comarco embarked on a plan to dispose of its non-wireless businesses. This plan, which was formalized in October 1999, involved selling the Company's defense and commercial staffing businesses. The disposition plan was completed with the sixth and final disposition transaction closing on November 17, 2000.

Pursuant to APB 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the consolidated financial statements of Comarco have been reclassified to segregate the revenue, costs and expenses, assets and liabilities, and cash flows of the non-wireless businesses. The net operating results, net assets, and net cash flows of the non-wireless businesses have been reported as "discontinued operations." Gross proceeds from the disposition transactions totaled $11.0 million.

Following is summarized financial information for the discontinued operations (in thousands):

Years Ended January 31,	2002	2001	2000
Revenue	$—	$21,700	$51,700
Income (loss) from discontinued operations (net of income tax expense (benefit) of $0, $249, and $(128), respectively)	—	348	(433)
Loss on disposal of businesses (net of income tax expense of $427)	—	(357)	—
Loss from discontinued operations	$—	$ (9)	$ (433)

6. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following (in thousands):

January 31,	2002	2001
Commercial	$9,970	$8,502
Other	—	12
	9,970	8,514
Less: Allowances for doubtful accounts	(276)	(96)
	$9,694	$8,418

7. INVENTORY

Inventory consists of the following (in thousands):

January 31,	2002	2001
Raw materials	$4,657	$4,695
Work-in-process	420	363
Finished goods	925	219
	$6,002	$5,277

8. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

January 31,	2002	2001
Office furnishings and fixtures	$ 1,537	$ 1,487
Equipment	9,145	7,178
Purchased software	413	281
	11,095	8,946
Less: Accumulated depreciation and amortization	(7,261)	(5,251)
	$ 3,834	$ 3,695

9. SOFTWARE DEVELOPMENT COSTS

Software development costs consist of the following (in thousands):

January 31,	2002	2001
Capitalized software development costs	$18,056	$12,585
Less: Accumulated amortization	(7,917)	(5,336)
	$10,139	$ 7,249

Capitalized software development costs for the years ended January 31, 2002, 2001, and 2000 totaled $5.5 million, $4.6 million, and $3.6 million, respectively. Amortization of software development costs for the years ended January 31, 2002, 2001, and 2000 totaled $2.6 million, $3.2 million, and $1.9 million, respectively, and have been reported in cost of revenue in the accompanying consolidated financial statements.

10. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Goodwill and acquired intangible assets consist of the following (in thousands):

January 31,	2002	2001
Purchased technology	$ 1,790	$1,790
Customer base	930	930
Goodwill	5,941	4,947
Other acquired intangible assets	1,450	1,650
	10,111	9,317
Less: Accumulated amortization	(1,993)	(936)
	$ 8,118	$8,381

The primary increase in goodwill during 2002 related to the purchase of 57,000 minority shares of CWT.

Amortization of intangible assets for the years ended January 31, 2002, 2001, and 2000 amounted to $1,057,000, $434,000, and $303,000, respectively.

11. LINE OF CREDIT

The Company maintained a $10 million unsecured revolving credit facility ("Credit Facility"). The Credit Facility expired in June 2001 and was not renewed by the Company. The Company will negotiate new terms with the bank when deemed necessary.

12. ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

January 31,	2002	2001
Accrued payroll and related expenses	$3,684	$3,663
Accrued divestiture liabilities	1,142	2,359
Inventory received not yet invoiced	696	1,333
Other	1,664	2,009
	$7,186	$9,364

13. INCOME TAXES

Income taxes from continuing operations consist of the following amounts (in thousands):

Years Ended January 31,	2002	2001	2000
Federal:			
Current	$1,346	$1,939	$1,906
Deferred	1,331	45	(318)
State:			
Current	(8)	490	538
Deferred	190	9	(65)
	$2,859	$2,483	$2,061

During the years ended January 31, 2002, 2001, and 2000, the Company recognized a credit to additional paid-in capital and a debit to income tax payable in the amounts of $657,000, $2,413,000, and $865,000, respectively, relating to the tax benefit from exercises of Company stock options.

The effective income tax rate or income before income taxes differs from the United States statutory income tax rates for the reasons set forth in the table below (dollars in thousands).

Years Ended January 31,	2002		2001		2000	
	Amount	Percent Pretax Income	Amount	Percent Pretax Income	Amount	Percent Pretax Income
Computed "expected" tax on income before income taxes	$2,641	34.0%	$2,391	34.0%	$1,920	34.0%
State tax, net of federal benefit	466	6.0	329	4.7	312	5.5
Research credit	(476)	(6.1)	(297)	(4.2)	(67)	(1.2)
MIC credit	(176)	(2.3)	—	—	—	—
Goodwill	404	5.2	—	—	—	—
Other, net	—	—	60	0.8	(104)	(1.8)
Income tax expense	$2,859	36.8%	$2,483	35.3%	$2,061	36.5%

The tax rates shown above are for tax expense on income from continuing operations.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at January 31, 2002 and 2001 are as follows (in thousands):

January 31,	2002	2001
Deferred tax assets:		
Accounts receivable	$ 181	$ 122
Inventory	451	296
Property and equipment, principally due to differing depreciation methods	174	113
Employee benefits, principally due to accrual for financial reporting purposes	1,605	1,913
Accrued liabilities for financial reporting purposes	456	1,258
Research and manufacturer investment credit carryforwards	330	—
Other	64	175
Total gross deferred tax assets	3,261	3,877
Less valuation allowance	—	—
Net deferred tax assets	$3,261	$3,877
Deferred tax liabilities:		
Software development costs	$4,055	$2,900
Other	—	250
Total deferred tax liabilities	$4,055	$3,150
Net deferred tax asset (liability)	$ (794)	$ 727

The Company has federal and state research and experimentation credit carryforwards of $55,000 and $205,000, which expire through 2021 and indefinitely, respectively. Additionally, for state tax purposes, the Company has a manufacturer investment credit carryforward of $70,000, which expires through 2010.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. There was no valuation allowance for deferred tax assets as of February 1, 2000, and no change in the valuation allowance for the year ended January 31, 2002.

During 2001, the U.S. Internal Revenue Service completed its audit of the Company's income tax returns for the years ended January 31, 1997 and 1998. The resolution of the audit did not result in a material effect on the Company's financial condition or results of operations.

14. STOCK COMPENSATION

Comarco, Inc. has stock-based compensation plans under which outside directors and certain employees receive stock options. The employee stock option plans and a director stock option plan provide that officers, key employees, and directors may be granted options to purchase up to 2,704,337 shares of common stock of the Company at not less than 100 percent of the fair market value at the date of grant, unless the optionee is a 10 percent shareholder of the Company, in which case the price must not be less than 110 percent of the fair market value. Figures for these plans reflect a 3-for-2 stock split declared during the year ended January 31, 2001. The options are exercisable in installments determined by the compensation committee of the Company's Board of Directors; however, no option may be exercised prior to one year following the grant of the option. The options expire as determined by the committee, but no later than ten years and one week after the date of grant (five years for 10 percent shareholders). These plans expire through December 2010. Transactions and other information relating to these plans for the three years ended January 31, 2002 are summarized below:

	Outstanding Options	
	Number of Shares	Weighted-Average Exercise Price
Balance, January 31, 1999	1,032,188	$ 7.55
Options granted	105,000	13.45
Options canceled or expired	(23,250)	13.69
Options exercised	(125,438)	4.24
Balance, January 31, 2000	988,500	8.45
Options granted	273,750	21.45
Options canceled or expired	(20,810)	13.83
Options exercised	(392,270)	5.30
Balance, January 31, 2001	849,170	14.02
Options granted	200,500	13.58
Options canceled or expired	(86,400)	17.47
Options exercised	(24,375)	11.64
Balance, January 31, 2002	938,895	$13.66

The following table summarizes information about stock options outstanding at January 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 3.04 to 3.59	94,875	1.6 years	$ 3.28	94,875	$ 3.28
5.75 to 7.67	67,500	3.1	6.18	67,500	6.18
9.67 to 12.41	248,645	6.8	11.12	148,894	10.72
13.21 to 17.50	313,750	7.4	14.73	185,375	14.69
19.33 to 23.67	214,125	8.3	22.04	65,063	21.68
$ 3.04 to 23.67	938,895	6.6 years	$13.66	561,707	$11.50

Stock options exercisable at January 31, 2002, 2001, and 2000 were 561,707, 426,988, and 676,875, respectively, at weighted-average exercise prices of $11.50, $9.43, and $6.33, respectively. Shares available under the plans for future grants at January 31, 2002, 2001, and 2000 were 191,336, 333,188, and 275,033, respectively.

The per share weighted-average fair value of employee and director stock options granted during the years ended January 31, 2002, 2001, and 2000 was $6.64, $10.36, and $5.60, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Years Ended January 31,	2002	2001	2000
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	43.9%	39.1%	31.4%
Risk-free interest rate	4.6%	6.2%	5.5%
Expected life	6 years	6 years	6 years

CWT also has a subsidiary stock option plan. Figures for this plan reflect a 10-for-1 stock split declared during the year ended January 31, 1998. Under this plan, officers and key employees of CWT may be granted options to purchase up to 600,000 shares of common stock of CWT at not less than 100 percent of the fair market value at the date of grant.

As of January 31, 2002, the Company owned 3,118,000 out of the 3,126,000 outstanding shares of CWT common stock. The fair market value of the shares and the exercise dates of the options are determined by the Compensation Committee of the Company's Board of Directors; however, no option may be exercised prior to one year following the grant of the option. The options expire as determined by the Committee, but not later than ten years and one week after the date of grant.

In years ended January 31, 2002, 2001, and 2000, no options were granted. In the year ended January 31, 2000, 58,000 options were exercised at a weighted-average exercise price of $3.08 per share, and 5,000 options were canceled at a weighted-average exercise price of $13.22 per share. In the year ended January 31, 2001, 7,000 options were exercised at a weighted-average exercise price of $13.22 per share. In the year ended January 31, 2002, 61,000 options were exercised at a weighted-average exercise price of $3.93 per share, and 6,000 options were canceled at a weighted-average exercise price of $14.68 per share. Stock options exercisable at January 31, 2002, 2001, and 2000 were 282,000, 346,250, and 345,500, respectively, at weighted-average exercise prices of $5.56, $5.34, and $5.28, respectively. Shares available under the plan for future grants at January 31, 2002, 2001, and 2000 were 192,000, 186,000, and 186,000, respectively.

The following table summarizes information about CWT stock options outstanding at January 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 2.53 to 4.30	212,000	2.8 years	$ 3.20	212,000	$ 3.20
11.97 to 13.22	61,000	3.9	11.99	61,000	11.99
17.62	9,000	5.1	17.62	9,000	17.62
$ 2.53 to 17.62	282,000	3.1 years	$ 5.56	282,000	$ 5.56

The Company applies APB No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

Years Ended January 31,	2002	2001	2000
Net income:			
As reported	$4,910	$4,541	$3,153
Pro forma	4,325	3,885	2,634
Earnings per common share—basic:			
As reported	$ 0.70	$ 0.67	$ 0.48
Pro forma	0.61	0.58	0.40
Earnings per common share—diluted:			
As reported	$ 0.66	$ 0.61	$ 0.43
Pro forma	0.56	0.50	0.36

Pro forma net income and earnings per share reflect only options granted since February 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income and earnings per share amounts presented above because compensation cost is reflected over the options' vesting periods of four years and compensation cost for options granted prior to February 1, 1995 is not considered.

15. EARNINGS PER SHARE

The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, basic earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per share reflect the effects of potentially dilutive securities. The reconciliation of the basic and diluted earnings per share computations is as follows (in thousands, except per share data):

Years Ended January 31,	2002	2001	2000
Basic:			
Net income from continuing operations	$4,910	$4,550	$3,586
Weighted-average shares outstanding	7,035	6,751	6,572
Basic earnings per share from continuing operations	$ 0.70	$ 0.67	$ 0.55
Net loss from discontinued operations	$ —	$ (9)	$ (433)
Weighted-average shares outstanding	7,035	6,751	6,572
Basic loss per share from discontinued operations	$ —	$ —	$ (0.07)
Net income	$4,910	$4,541	$3,153
Weighted-average shares outstanding	7,035	6,751	6,572
Basic earnings per share	$ 0.70	$ 0.67	$ 0.48

Years Ended January 31,	2002	2001	2000
Diluted:			
Net income from continuing operations	$4,910	$4,550	$3,586
Effect of subsidiary options	(228)	(307)	(216)
Net income used in calculation of diluted earnings per share from continuing operations	$4,682	$4,243	$3,370
Weighted-average shares outstanding	7,035	6,751	6,572
Effect of dilutive securities—stock options	93	254	265
Weighted-average shares used in calculation of diluted earnings per share from continuing operations	7,128	7,005	6,837
Diluted earnings per share from continuing operations	$ 0.66	$ 0.61	$ 0.49
Net loss from discontinued operations	$ —	$ (9)	$ (433)
Effect of subsidiary options	—	—	—
Net loss used in calculation of diluted earnings per share from discontinued operations	$ —	$ (9)	$ (433)
Weighted-average shares outstanding	7,035	6,751	6,572
Effect of dilutive securities—stock options	93	254	265
Weighted-average shares used in calculation of diluted loss per share from discontinued operations	7,128	7,005	6,837
Diluted loss per share from discontinued operations	$ —	$ —	$ (0.06)
Net income	$4,910	$4,541	$3,153
Effect of subsidiary options	(228)	(307)	(216)
Net income used in calculation of diluted earnings per share	$4,682	$4,234	$2,937
Weighted-average shares outstanding	7,035	6,751	6,572
Effect of dilutive securities—stock options	93	254	265
Weighted-average shares used in calculation of diluted earnings per share	7,128	7,005	6,837
Diluted earnings per share	$ 0.66	$ 0.61	$ 0.43

16. EMPLOYEE BENEFIT PLANS

The Company has a Savings and Retirement Plan (the "Plan") that provides benefits to eligible employees. Under the Plan, as amended effective January 1, 2000, employees who have been with the Company in excess of three months and are at least 18 years of age may participate by contributing between 1 percent and 20 percent of pretax earnings. Company contributions match employee contributions at levels as specified in the Plan document. In addition, the Company may contribute a portion of its net profits as determined by the Board of Directors. Company contributions, which consist of matching contributions, with respect to the Plan for the years ended January 31, 2002, 2001, and 2000 were approximately $699,000, $733,000, and $904,000, respectively.

17. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AND NONCASH INVESTING AND FINANCING ACTIVITIES

Years Ended January 31,	2002	2001	2000
(In thousands)			
Cash paid during the year for:			
Interest	$ 21	$ 131	$ —
Income taxes	1,429	1,013	3,648

In December 2001, the Company issued 95,779 shares of the Company's common stock in connection with the purchase of CWT shares held by minority interests.

In January 2001, the Company issued 5,916 shares of the Company's common stock in connection with the purchase of CWT shares held by minority interests.

In December 2000, the Company acquired the outstanding stock of EDX for 257,428 shares of Company stock and approximately $2.3 million in cash (Note 4).

The following is a supplemental disclosure of noncash transactions in connection with the EDX acquisition for the year ended January 31, 2001 (in thousands):

Fair value of assets acquired	$ 6,825
Assumed liabilities	(254)
Common stock issued	(4,247)
Cash paid for acquisition, net	$ 2,324

In December 1999, the Company issued 69,265 shares of the Company's common stock in connection with the purchase of CWT shares held by minority interests.

18. BUSINESS SEGMENT INFORMATION

The Company has two reportable operating segments: wireless infrastructure and wireless applications. Wireless infrastructure designs and manufactures hardware and software tools for use by wireless carriers, equipment vendors, and others. RF engineers, professional technicians, and others use these tools to design, deploy, and optimize wireless networks, and to verify the performance of the wireless networks once deployed. The wireless infrastructure segment is also a provider of engineering services that assist wireless carriers, equipment vendors, and others deploy, optimize, and evaluate the performance of wireless networks.

Wireless applications designs and manufactures remote voice systems and mobile power products for notebook computers, cellular telephones, and handheld devices. Remote voice systems currently include various call box products that provide emergency communication over existing wireless networks. In addition to the call box products, we provide system installation and long-term maintenance services. Currently, approximately 14,000 CWT call boxes are installed, the majority of which are serviced and maintained under long-term agreements.

Performance measurement and resource allocation for the reportable segments are based on many factors. The primary financial measures used are revenue and gross profit. The revenue, gross profit, and gross margin attributable to these segments are as follows (in thousands):

Year Ended January 31, 2002	Wireless Infrastructure	Wireless Applications	Total
Revenue	$29,661	$21,346	$51,007
Cost of revenue	12,933	12,740	25,673
Gross profit	$16,728	$ 8,606	$25,334
Gross margin	56.4%	40.3%	49.7%

Year Ended January 31, 2001	Wireless Infrastructure	Wireless Applications	Total
Revenue	$34,678	$14,786	$49,464
Cost of revenue	14,315	10,503	24,818
Gross profit	$20,363	$ 4,283	$24,646
Gross margin	58.7%	29.0%	49.8%

Year Ended January 31, 2000	Wireless Infrastructure	Wireless Applications	Total
Revenue	$19,259	$19,965	$39,224
Cost of revenue	7,575	13,219	20,794
Gross profit	$11,684	$ 6,746	$18,430
Gross margin	60.7%	33.8%	47.0%

Revenue by geographic area consisted of the following (in thousands):

Years Ended January 31,	2002	2001	2000
United States	$46,892	$44,738	$35,280
Canada	108	22	753
Europe	547	350	907
Asia	1,312	932	338
Latin America	2,148	3,422	1,946
	$51,007	$49,464	$39,224

Long-lived assets outside of North America were not significant at January 31, 2002, 2001, and 2000.

19. COMMITMENTS AND CONTINGENCIES

Rental commitments under non-cancelable operating leases, principally on the Company's office space and equipment, were $2.0 million at January 31, 2002, payable as follows: $823,000, $730,000, $351,000, $26,000, and $27,000 in the years ended January 31, 2003, 2004, 2005, 2006, and 2007, respectively. Certain of the rental commitments are subject to increases based on the change in the Consumer Price Index. Rental expense for the years ended January 31, 2002, 2001, and 2000 was $1.0 million, $1.0 million, and $1.7 million, respectively.

Costs under cost-reimbursable contracts are subject to audit by the customer upon contract completion. Therefore, all contract costs, including direct and indirect costs, are potentially subject to adjustment prior to final reimbursement. Audits have been completed through January 31, 1999.

During 2001, the Company completed the divestiture of its non-wireless businesses in six separate transactions. The agreements included normal indemnification provisions. The indemnification provisions expire in May 2002.

Management believes that sufficient reserves have been established for its most probable assessment of the potential outcomes of the above open matters.

Comarco was named as a defendant in two lawsuits filed by Mobility Electronics, Inc. ("Mobility").

Mobility v. Targus Group International, Inc. ("Targus") and CWT was filed on July 23, 2001. In addition to claims against Targus, the distributor of the Company's mobile power adapter products, the lawsuit alleges that the Company intentionally interfered with Mobility's rights under an exclusive manufacturing agreement with Targus and misappropriated Mobility's trade secrets.

Targus markets and distributes the Company's ChargeSource 70-watt universal AC power adapter. As previously announced, the Company received an $8.6 million purchase order from Targus covering the 70-watt universal AC power adapter and a new ChargeSource universal DC power adapter recently introduced by Comarco. In its complaint, Mobility contends that it currently has an exclusive contract to manufacture DC power adapters for Targus. The Company understands that Targus purchased DC power adapter products from Mobility and that Targus used and sold DC power adapter products from Mobility under a terminable, non-exclusive license agreement between the Company and Targus involving patented Comarco technology. Prior to the filing of the lawsuit, the Company had terminated the license agreement with Targus in accordance with the provisions of the license agreement.

During October 2001, the three parties to the lawsuit entered into a settlement agreement and, on November 26, 2001, the lawsuit was dismissed with prejudice.

Mobility v. Comarco, Inc. No. CIV011489PHXMHM was filed on August 10, 2001. This lawsuit alleges that the Company, through the manufacture and sale of its ChargeSource 70-watt universal AC power adapter, infringed upon a patent purchased by Mobility on August 6, 2001. Mobility has amended its lawsuit to further seek declaratory judgments of non-infringement, patent invalidity, and/or patent unenforceability of three patents owned by Comarco.

Comarco's management believes that Mobility's infringement claim, as well as the amended claims against us are without merit, and we intend to vigorously defend the lawsuit.

The Company is from time to time involved in various legal proceedings incidental to the conduct our business. We believe that the outcome of all other such pending legal proceedings will not in the aggregate have a material adverse effect on our financial condition and operating results.

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited summarized financial data by quarter for 2002 and 2001 are as follows (in thousands, except per share data):

	Fiscal Year Quarters			
Year Ended January 31, 2002	First	Second	Third	Fourth
Revenue from continuing operations	$12,042	$14,010	$12,320	$12,635
Gross profit from continuing operations	5,871	7,249	5,915	6,299
Operating income from continuing operations	1,256	2,347	1,412	1,895
Net income from continuing operations	1,007	1,614	1,010	1,279
Net income	$ 1,007	$ 1,614	$ 1,010	$ 1,279
Basic earnings per share	$ 0.14	$ 0.23	$ 0.14	$ 0.18
Diluted earnings per share	$ 0.13	$ 0.21	$ 0.14	$ 0.17

	Fiscal Year Quarters			
Year Ended January 31, 2001	First	Second	Third	Fourth
Revenue from continuing operations	$10,097	$11,952	$13,153	$14,262
Gross profit from continuing operations	5,289	6,196	6,739	6,422
Operating income from continuing operations	1,299	636	2,264	2,079
Net income from continuing operations	865	473	1,643	1,569
Net income	$1,063	$774	$1,522	$1,182
Basic earnings per share	$0.16	$0.12	$0.22	$0.17
Diluted earnings per share	$0.15	$0.10	$0.20	$0.16

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Comarco, Inc.:

We have audited the accompanying consolidated balance sheets of Comarco, Inc. and Subsidiaries as of January 31, 2002 and 2001, the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comarco, Inc. and Subsidiaries as of January 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Orange County, California
March 1, 2002

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on the Nasdaq National Market®, under the symbol "CMRO." The following table sets forth for the periods indicated the quarterly high and low closing prices per share as reported by the Nasdaq National Market. These prices represent actual reported sales transactions and reflect a 3-for-2 stock split distributed October 27, 2000 to shareholders of record on October 6, 2000.

	High	Low
Year ended January 31, 2002:		
First Quarter	$18.13	$12.64
Second Quarter	15.85	12.74
Third Quarter	15.05	11.82
Fourth Quarter	15.30	11.25
Year ended January 31, 2001:		
First Quarter	$33.63	$17.25
Second Quarter	25.33	19.00
Third Quarter	24.67	18.50
Fourth Quarter	19.31	13.50

Holders

As of April 22, 2002, there were approximately 458 holders of record of our common stock.

Dividends

We anticipate that dividends will not be paid for the foreseeable future and that all earnings will be retained for use in our business and for stock repurchases.

Sales of Unregistered Securities

In connection with our acquisition of EDX Engineering, Inc. ("EDX") on December 7, 2000, we issued 257,428 shares and approximately $2.3 million in cash to the former sole shareholder of EDX in exchange for all of the outstanding shares of capital stock of EDX. These shares were issued in reliance on the exemption provision provided under Section 4(2) of the Securities Act of 1933.

Corporate Information

BOARD OF DIRECTORS

Don M. Bailey
Chairman of the Board

Thomas A. Franza
President and Chief Executive Officer

General Wilbur L. Creech (USAF, retired)
Executive Consultant
Former Commander of Tactical Air Command

Gerald D. Griffin
Executive Consultant
Former Comarco Chairman (1988–1998)

Jeffrey R. Hultman
Partner, Big Bear Sports Ranch
Former CEO of Dial Page, Inc.

Erik van der Kaay
President, CEO, and Chairman of the Board
of Datum, Inc.

OFFICERS

Don M. Bailey
Chairman of the Board

Thomas A. Franza
President and Chief Executive Officer

Daniel R. Lutz
Vice President and Chief Financial Officer

Peggy L. Vessell
Vice President, Administration and Secretary

Marc W. Booth
Vice President and Chief Technology Officer

Michael J. Burdiek
Senior Vice President, Wireless Infrastructure

Trisha Ray Cobb
Vice President, Operations

Sebastian E. Gutierrez
Vice President, Remote Voice Systems

Thomas W. Lanni
Vice President, ChargeSource

Stephen W. Rogers
Senior Vice President and Chief Scientist

Robert E. Wattenberg, Jr.
Vice President, Customer Advocacy and
Corporate Quality

CORPORATE HEADQUARTERS

Comarco, Inc.
Comarco Wireless Technologies, Inc.
2 Cromwell
Irvine, California 92618-1816
Tel: 949-599-7400
Fax: 949-599-1415

INDEPENDENT AUDITORS

KPMG LLP
Orange County, California

LEGAL COUNSEL

Riordan & McKinzie
Los Angeles, California

ANNUAL MEETING OF SHAREHOLDERS

Wednesday, June 19, 2002

TRANSFER AGENT AND REGISTRAR

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, California 91204
Tel: 818-502-1404
Fax: 818-502-0674

INVESTOR RELATIONS

For further information on Comarco, additional copies of this report, our annual report on Form 10-K, or other financial information, available free of charge, please contact:

Investor Relations
Comarco, Inc.
2 Cromwell
Irvine, California 92618-1816
Tel: 949-599-7400
Fax: 949-599-1415

You may also contact us by sending an e-mail to ir@comarco.com or by visiting our Web site at www.comarco.com.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Comarco, Inc.
Comarco Wireless Technologies, Inc.

2 Cromwell
Irvine, California 92618-1816
www.comarco.com